UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 17 September 2018

ASX RELEASE

14 September 2018

ATTAINMENT OF MILESTONE UNDER GLIOBLAST PURCHASE AGREEMENT

“ALL SITES ACTIVELY RECRUITING FOR THE GDC-0084 GLIOBLASTOMA PHASE II STUDY”

Sydney, 14 September 2018 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to advise that, pursuant to the Share Sale Agreement relating to the acquisition of Glioblast Pty Ltd in October 2016 (the Agreement), the conditions defined for the attainment of Milestone 1 have been fully met.

Progress with the GDC-0084 study has been extremely positive, with all seven sites now open and actively recruiting patients. Clinician engagement has been very encouraging and several patients are at various stages of screening and preparation to initiate dosing. At this stage, the study remains on track to report initial data from the dose escalation component early in calendar 2019.

The Agreement provides for an issuance of $1,250,000 in Kazia stock to Glioblast shareholders once the phase II study of GDC-0084 commences dosing. Patients undergo standard surgery and radiotherapy over several months prior to initiating treatment with GDC-0084. Several patients are recruited into the study and now the first patient has received their first dose of GDC-0084 in the study. Dosing of other patients will follow very shortly.

Accordingly, Kazia expects in due course to issue the contingent consideration associated with this milestone, in accordance with the Agreement and consistent with the Company’s previous disclosures relating to this matter. The shares may be issued up to forty business days following completion of the milestone, and the Company will separately lodge an Appendix 3Y once the shares have been issued.

Kazia CEO, Dr James Garner, commented, “we are delighted with progress on the study so far. We are working with some of the world’s top centres in this field and we have very much appreciated the excellent work by the clinicians and site personnel in getting the study to this point. The attainment of this milestone is a value-driving event for all shareholders and we look forward to sharing further progress with the study in due course.”

[ENDS]

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme, the most common and most aggressive form of primary brain cancer in adults. Licensed from Genentech in late 2016, GDC-0084 entered a phase II clinical trial in March 2018. Initial data is expected in early calendar 2019. GDC-0084 was granted orphan designation for glioblastoma by the US FDA in February 2018.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells, and is being developed to treat ovarian cancer. TRX-E-002-1 is currently undergoing a phase I clinical trial in Australia and the United States. Initial data was presented in June 2018 and the study remains ongoing. Cantrixil was granted orphan designation for ovarian cancer by the US FDA in April 2015.